

07002445

UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50249 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins & McIlhenney, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Grogan's Point Court
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Patrick Collins (281) 367-3456
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston (City) Texas (State) 77056 (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
FEB 2 7 2007
WASH, D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, J. Patrick Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins & McIlhenny, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Designated Principal

Title



Notary Public


DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS & MCILHENNY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

# CONTENTS



**HARPER & PEARSON**
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Collins & McIlhenny, Inc.
The Woodlands, Texas

We have audited the accompanying balance sheets of Collins & McIlhenny, Inc. (an S corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins & McIlhenny, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 23, 2007



One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

| ASSETS | 2006 | 2005 |
|---|---|---|
| Cash and cash equivalents | $ 424,932 | $ 474,085 |
| Marketable securities at market value | 9,237 | 10,485 |
| Investment in limited liability company - at equity | 30,519 | 328,426 |
| Royalty interest | 128,973 | 193,460 |
| Furniture and office equipment, less accumulated depreciation of $26,695 in 2006 and $22,202 in 2005 | 20,798 | 12,440 |
| TOTAL ASSETS | $ 614,459 | $ 1,018,896 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts payable | $ 14,356 | $ - |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $.01 par value, 1,000 shares authorized, 500 shares issued and outstanding | 5 | 5 |
| Additional paid-in capital | 161,189 | 161,189 |
| Retained earnings | 438,909 | 857,702 |
| TOTAL STOCKHOLDER'S EQUITY | 600,103 | 1,018,896 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 614,459 | $ 1,018,896 |

The accompanying notes are an integral part of the financial statements.

## COLLINS & MCILHENNY, INC.
## STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| Revenues | | |
| Unrealized gain on investments owned | $ 1,461 | $ 7,335 |
| Dividend income | 3,511 | - |
| Interest income | 5,373 | - |
| Royalty income, net | (23,998) | 23,191 |
| Equity in earnings of limited liability company | 4,000,225 | 778,884 |
| Total revenues | 3,986,572 | 809,410 |
| Expenses | | |
| General and administrative | 175,759 | 121,719 |
| Depreciation | 4,493 | 2,804 |
| Total expenses | 180,252 | 124,523 |
| Net income | $ 3,806,320 | $ 684,887 |

The accompanying notes are an integral part of the financial statements.

**COLLINS & MCILHENNY, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balance, December 31, 2004 | $ 5 | $ 161,189 | $ 500,326 |
| Distributions | - | - | (327,511) |
| Net income | - | - | 684,887 |
| Balance, December 31, 2005 | 5 | 161,189 | 857,702 |
| Distributions | - | - | (4,225,113) |
| Net income | - | - | 3,806,320 |
| Balance, December 31, 2006 | $ 5 | $ 161,189 | $ 438,909 |

The accompanying notes are an integral part of the financial statements.

**COLLINS & MCILHENNY, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

| | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash received from customers | $ 49,373 | $ 87,678 |
| Cash paid for management and administrative expenses | (161,403) | (121,719) |
| Net cash used by operating activities | (112,030) | (34,041) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of furniture and office equipment | (12,851) | (5,911) |
| Distributions received from limited liability company | 4,300,841 | 652,982 |
| Net cash provided by investing activities | 4,287,990 | 647,071 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distributions paid | (4,225,113) | (327,511) |
| Net cash used by financing activities | (4,225,113) | (327,511) |
| NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (49,153) | 285,519 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 474,085 | 188,566 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ 424,932 | $ 474,085 |
| RECONCILIATION OF NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES | | |
| Net income | $ 3,806,320 | $ 684,887 |
| Equity in earnings of limited liability company | (4,000,225) | (778,884) |
| Accounts Payable | 14,356 | - |
| Depreciation | 4,493 | 2,804 |
| Depletion | 64,487 | 64,487 |
| Unrealized gain on investments owned | (1,461) | (7,335) |
| Net cash used by operating activities | $ (112,030) | $ (34,041) |

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Collins & McIlhenny, Inc. (an S corporation) ("the Company") is located in The Woodlands, Texas and is a private investment banking firm. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the individual shareholder. The Company is subject to certain state income taxes.

Cash and Cash Equivalents – The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2006 and 2005.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in marketable securities are carried at market value based on quoted market price with unrealized gains and losses reflected in operations. Equity investment in a limited liability company, which the Company has a noncontrolling 50% interest, is carried at cost and adjusted for the Company's proportionate share of the undistributed earnings and losses. Royalty interests are valued at the net present value of expected cash flows from oil and gas production, discounted at 10% and adjusted annually for depletion.

NOTE B NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006 and 2005 the Company had net capital of $382,666 and $482,997, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 and -0- at December 31, 2006 and 2005. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE C INVESTMENT IN LIMITED LIABILITY COMPANY

On March 14, 2003, the Company acquired a 50% interest in a limited liability company through the formation of C&H Mineral Holdings, LLC, (C&H) an entity whose primary operations consist of holding net revenue interests in oil and gas properties. In November, 2006 C&H sold all of its holdings. The following is a summary of financial position at December 31, 2006 and 2005 and the results of operations for the years ended December 31, 2006 and 2005:

| | 2006 | 2005 |
|---|---|---|
| Current assets | $ 61,038 | $ 390,379 |
| Other assets | - | 289,449 |
| Total assets | $ 61,038 | $ 679,828 |
| Members' equity | $ 61,038 | $ 679,828 |
| Revenues | $ 8,182,553 | $ 1,699,482 |
| Expenses | 147,921 | 54,215 |
| Net income | $ 8,034,632 | $ 1,645,267 |

During 2006 and 2005, distributions of $4,300,841 and $652,965, respectively were received from C & H.

NOTE D ROYALTY INTEREST

Through the Company's investment banking activities, during 2003 the Company acquired a royalty interest in three operating oil and gas wells in exchange for certain services. The royalty interest has been valued based upon a reserve analysis performed by the production company which reflected a 15 year life for the wells. The present value of the expected future payments from the wells discounted at 10% totaled $257,947 at December 31, 2004. Management has determined that the value of the interest should be reduced by $64,487 at December 31, 2006 and 2005 for depletion of the wells.

NOTE E CREDIT RISK

Credit Risk – The Company's credit risk results primarily from cash deposits. The Company maintains cash in a deposit account, which at times exceed federally insured limits. It is the Company's practice to utilize high net worth institutions to minimize its credit risk.

**COLLINS & MCILHENNY, INC.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006**

| | |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity qualified for net capital | $ 600,103 |
| Total capital and allowable subordinated liabilities | 600,103 |
| Deductions and/or charges | |
| Nonallowable assets | (216,051) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 384,052 |
| Haircuts on securities | 1,386 |
| Net capital | $ 382,666 |
| COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required (6.67% of total aggregate indebtedness) | $ 958 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 377,666 |
| Ratio: Aggregate indebtedness to net capital | .04 to 1 |

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

**COLLINS & MCILHENNY, INC.**
**SCHEDULE II**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2005**

| | |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity qualified for net capital | $ 1,018,896 |
| Total capital and allowable subordinated liabilities | 1,018,896 |
| Deductions and/or charges | |
| Nonallowable assets | (534,326) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 484,570 |
| Haircuts on securities | 1,573 |
| Net capital | $ 482,997 |
| COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required (6.67% of total aggregate indebtedness) | $ - |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 477,997 |
| Ratio: Aggregate indebtedness to net capital | N/A |

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

**COLLINS & MCILHENNY, INC.**
**SCHEDULE III**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES**
**UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006 AND 2005**

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

February 23, 2007

Board of Directors
Collins & McIlhenny, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Collins & McIlhenny, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

END